April 15, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Dietrich King

Re:	Ibotta, Inc.
Registration Statement on Form S-1
File No. 333-278172

Acceleration Request
	Requested Date:	April 17, 2024
	Requested Time:	4:00 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Ibotta, Inc. (the “Company”) that the above-referenced Registration Statement on Form S-l (File No. 333-278172) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Sincerely,

GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
BOFA SECURITIES, INC.

As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name:	William Connolly
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Liz Milonopoulos
Name:	Liz Milonopoulos
Title:	Global Head Internet Investment Banking

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director